CUSIP No. 82936C209	Page 1 of 7 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

SINO-BIOTICS, INC.
(Name of Issuer)

Common Stock
$0.001 Par Value
(Title of Class of Securities)

82936C209
(CUSIP Number)

Zhao Guosong, CEO
Sino-Biotics, Inc.
1419 Worldwide Industrial Centre, 43-47 Shan Mei Street, Fotan
New Territories, Hong Kong
(011) 00852-35860226

Copy to:

Matthew Ogurick, Esq.
K&L Gates LLP
200 South Biscayne Boulevard, Suite 3900
Miami, Florida 33131
(305) 539-3300
_________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

(Continued on following page)

CUSIP No. 82936C209	Page 2 of 7 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON KEG International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 - (see Item 5)
	8	SHARED VOTING POWER 93,000,000 shares of Common Stock (see Item 5)
	9	SOLE DISPOSITIVE POWER - 0 - shares of Common Stock (see Item 5)
	10	SHARED DISPOSITIVE POWER 93,000,000 shares of Common Stock (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,000,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.5% of Common Stock
14	TYPE OF REPORTING PERSON CO

CUSIP No. 82936C209	Page 3 of 7 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Zhao Guosong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,960,000 (see Item 5)
	8	SHARED VOTING POWER 78,134,880 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 66,960,000 (see Item 5)
	10	SHARED DISPOSITIVE POWER 78,134,880 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,134,880 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.11% of Common Stock
14	TYPE OF REPORTING PERSON IN

CUSIP No. 82936C209	Page 4 of 7 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Gan Caiying
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,174,880 (see Item 5)
	8	SHARED VOTING POWER 78,134,880 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 11,174,880 (see Item 5)
	10	SHARED DISPOSITIVE POWER 78,134,880 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,134,880 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.11% of Common Stock
14	TYPE OF REPORTING PERSON IN

CUSIP No. 82936C209	Page 5 of 7 Pages

ITEM 1.  SECURITY AND ISSUER

This statement (this “Statement”) relates to shares of common stock (“Common Stock”), par value $0.001 per share, of Sino-Biotics, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 1419 Worldwide Industrial Centre, 43-47 Shan Mei Street, Fotan, New Territories, Hong Kong.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This Statement is filed by and on behalf of Zhao Guosong, KEG International Limited, a British Virgin Islands company (“KEG”) and Gan Caiying (collectively, the “Reporting Persons”).

(b) The address of Zhao Guosong and Gan Caiying is Yu Long Yuan, No. 1001, Middle Renmin Road, Shangyu City, Zhejiang Province, China. The address of KEG’s principal office and principal place of business is Room 42, 4F, New Henry House, 10 Ice Street, Central Hong Kong, China.

(c) Zhao Guosong’s principal occupation is Chairman of the Board and Chief Executive Officer of the Issuer. Gan Caiying’s principal occupation is serving as a Director and Vice Chairman of the Board of Directors of the Issuer. She is also the founder and the Vice Chairman of CH International Holdings Limited, a British Virgin Islands investment holding company (“CHI”). KEG has no significant operations.

(d) The following persons are the executive officers, directors and persons in control of KEG, excluding Zhao Guosong and Gan Caiying, and such people are referred to herein as the “Controlling Persons”: Huang Hsiao-I, Han Lijun, Ge Minhai, He Wei, Yun Hon Man, and Lu Guangming. During the last five (5) years, neither Zhao Guosong, Gan Caiying, nor any of the Controlling Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, neither Zhao Guosong, Gan Caiying, nor any of the Controlling Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Zhao Guosong and Gan Caiying are citizens of the People’s Republic of China.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 16, 2008, the Zhao Guosong and Gan Caiying indirectly became the beneficial owners of an aggregate of 78,134,880 shares of Common Stock (the “Shares”) pursuant to the direct acquisition of 93,000,000 shares of Common Stock (the “KEG Shares”) by KEG. Zhao Guosong holds seventy-two percent (72%) ownership of KEG and Gan Caiying, his spouse, owns twelve percent (12%) of KEG, which results in them sharing beneficial ownership of the Shares (which consists of 66,960,000 shares of Common Stock owned indirectly by Zhao Guosong and 11,174,880 shares of Common Stock owned by Gan Caiying). KEG obtained the KEG Shares pursuant to that certain Share Exchange Agreement by and among KEG, the Issuer and CH International Holdings Limited, a British Virgin Islands company, whereby the Issuer obtained all of the issued and outstanding securities of CHI from KEG in exchange for the issuance of the KEG Shares to KEG as is more fully described in the Issuer’s Current Report as filed with the SEC on July 16, 2008.

ITEM 4. PURPOSE OF TRANSACTION

Neither Zhao Guosong, Gan Caiying, nor any of the Controlling Persons have a present intention to participate in any plans or proposals which relate to or would result in (a) the acquisition by any person of additional shares of Common Stock, or the disposition of shares of Common Stock, (b) an extraordinary corporate action, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended or (j) any action similar to those enumerated above.

CUSIP No. 82936C209	Page 6 of 7 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) Prior to their acquisition of shares of Common Stock, none of the Reporting Persons beneficially owned any outstanding securities of the Issuer. As a result of KEG acquiring the KEG Shares, Zhao Guosong indirectly acquired beneficial ownership of 78,134,880 shares of Common Stock, which represents 65.11% of the issued and outstanding Common Stock as of the date hereof. Zhao Guosong has the sole power to direct the voting or disposition of 66,960,000 shares of Common Stock. Due to his marriage to Gan Caiying, Zhao Guosong has the shared power to direct the voting and disposition of 78,134,880 total shares of Common Stock. As a result of KEG Acquiring the KEG Shares, Gan Caiying indirectly acquired beneficial ownership of 78,134,880 shares of Common Stock, which represents 65.11% of the issued and outstanding shares of Common Stock. Gan Caiying has the sole power to direct the voting or disposition of 11,174,880 shares of Common Stock. Due to her marriage to Zhao Guosong, Gan Caiying has the shared power to direct the voting and disposition of 78,134,880 total shares of Common Stock. KEG’s acquisition of 93,000,000 shares of Common Stock represents 77.5% of the issued and outstanding shares of Common Stock. KEG does not have sole power with respect to the voting or disposition of the KEG Shares, due to its status as a corporation that acts only on the behalf of, and at the behest of, its shareholders. Similarly, KEG shares the power (with its shareholders) to direct the voting and disposition of 93,000,000 shares of Common Stock.

(c) The Reporting Persons have not effected, within the last sixty (60) days, any transactions involving the Shares or KEG Shares, except further acquisition of such shares on July 16, 2008.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Zhao Guosong may be considered to beneficially own 11,174,880 shares of Common Stock by virtue of his spouse’s (Gan Caiying’s) twelve percent (12%) ownership in KEG, in addition to his beneficial ownership of 66,960,000 shares of Common Stock by virtue of his seventy-two percent (72%) ownership of KEG (KEG owns 93,000,000 shares of Common Stock). Gan Caiying may be considered to beneficially own 66,960,000 shares of Common Stock by virtue of her spouse’s (Zhao Guosong’s) seventy-two percent (72%) in KEG, in addition to her beneficial ownership of 11,174,880 shares of Common Stock by virtue of her twelve percent (12%) ownership of KEG.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

CUSIP No. 82936C209	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2008	REPORTING PERSONS:

/s/ Zhao Guosong
Zhao Guosong

/s/ Gan Caiying
Gan Caiying

KEG International Limited, a British Virgin Islands Company:

	By:	/s/ Zhao Guosong
Name: Zhao Guosong
Its: Chief Executive Officer